EXHIBIT 12.01
PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Earnings as defined:
Pretax income from continuing operations	$265,910	$628,901	$493,725	$506,424	$431,251	$323,159
Add: Fixed charges	123,887	233,604	224,041	199,739	311,377	264,672
Earnings as defined	$389,797	$862,505	$717,766	$706,163	$742,628	$587,831

Fixed charges:
Interest charges	$91,435	$171,945	$166,212	$154,313	$180,230	$137,493
Interest charges on life insurance policy borrowings	147	372	324	248	105,396	117,536
Interest component of leases	32,305	61,287	57,505	45,178	25,751	9,643
Total fixed charges	$123,887	$233,604	$224,041	$199,739	$311,377	$264,672

Ratio of earnings to fixed charges	3.1	3.7	3.2	3.5	2.4	2.2